FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report of
REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
*	The Registrant is filing this annual report on a voluntary basis.

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-24.1
EX-99.D

1.	In respect of each issue of securities of the Republic of Hungary (the “Republic”) registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.
2.	A statement as of the close of the Republic’s last fiscal year giving the total outstanding of:
(a)	Internal funded debt of the Republic. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “National Debt — Public Debt” on pages 64-68 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External funded debt of the Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “National Debt — Public Debt” on pages 64-68 of Exhibit 99.D, which is hereby incorporated by reference herein.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Republic outstanding as of the close of the Republic’s last fiscal year.

See “Tables and Supplementary Information — External Funded Convertible Currency Debt of the NBH and the Republic” and “Tables and Supplementary Information — Internal Debt of the Republic,” pages 72-81 of Exhibit 99.D, which are hereby incorporated by reference herein.
4.	(a)	As to each issue of securities of the Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Republic.

Not applicable.

(2)	Total estimated amount held by the Hungarian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the Republic’s last fiscal year giving the estimated total of:
(a)	Internal floating indebtedness of the Republic. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information — Internal Debt of the Republic,” pages 80-81 of Exhibit 99.D, which are hereby incorporated by reference herein.

(b)	External floating indebtedness of the Republic. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information — External Funded Convertible Currency Debt of the NBH and the Republic,” pages 72-80 of Exhibit 99.D, which are hereby incorporated by reference herein.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Republic for each year of the Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance — Central Government Budget — Central Government Revenues and Expenditures” pages 53-55 of Exhibit 99.D, which are hereby incorporated by reference herein.
7.	(a)	If any foreign exchange control, not previously reported, has been established by the Republic, briefly describe the effect of any such action, not previously reported.

See “Monetary and Financial System — National Bank of Hungary — Exchange Rate Policy,” pages 43-44 of Exhibit 99.D, which is hereby incorporated by reference herein. No foreign exchange control, not previously reported, was established by the Republic during the fiscal years ended December 31, 2006, 2007 and 2008.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the Republic during 2008.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Republic, and of any further gold stocks held by the Republic.

See “Balance of Payments and Foreign Trade —Foreign Exchange Reserves,” page 38 of Exhibit 99.D, which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Balance of Payments and Foreign Trade — Foreign Trade,” pages 28-30 of Exhibit 99.D, which are hereby incorporated by reference herein.

10.	The balance of international payments of the Republic for each year ended since the close of the latest fiscal year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See “The Economy — Balance of Payments and Foreign Trade — Balance of Payments,” pages 26-28 of Exhibit 99.D, which is hereby incorporated by reference herein.

EXHIBITS
     This annual report comprises:
     (a) Pages numbered 1 to 5, consecutively.
     (b) The following exhibits:
Exhibit (a) — None.
Exhibit (b) — None.
Exhibit (c) — A summary of the latest annual budget of the Republic is included on pages 55-57 of Exhibit 99.D hereto.
Exhibit (d) — Description of the Republic dated October 5, 2009.
Exhibit 24.1 — Power of Attorney dated October 5, 2009.
     This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Hungary has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Budapest, on October 5, 2009.

REPUBLIC OF HUNGARY
By:	/s/ Ferenc Szarvas
	Name:	Ferenc Szarvas
	Title:	Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit	Description
24.1	Power of Attorney dated October 5, 2009.

99.C	A summary of the latest annual budget of the Republic is included on pages 55-57 of Exhibit 99.D hereto.

99.D	Description of the Republic dated October 5, 2009.